

Beto Pallares · 2nd in

Adventureprenur: Venture Capital + Entrepreneurship + Innovation

El Paso, Texas, United States · 500+ connections · **Contact info**

 **Joseph Advisory Ser**

 **The University of Te: Paso**

Experience



President/CEO
Joseph Advisory Services
Aug 2006 – Present · 14 yrs 5 mos
El Paso, Texas Area

Early stage investment and fund advisor. Fund formation and innovation ecosystem development advisor.

Managing Director
Proficio Capital Management
Jan 2015 – Present · 6 yrs
El Paso, TX

Proficio Capital Management LLC (PCM, is a venture investments management company. PCM is the General Partner of several investments, including Exagen Diagnostics Inc., FibeRio Technology Corporation, and InView Technology Corporation, which were previously managed by Cottonwood Capital Partners, LLC.

Board Member
Exagen Inc. (XGN)
Nov 2012 – Present · 8 yrs 2 mos

Serve on governance and nominations and board member of Exagen Diagnostics. Exagen Diagnostics, Inc. is a Patient Focused, Discovery Driven, CLIA-certified, CAP-accredited laboratory with a growing menu of proprietary, internally developed tests focusing in the area o Rheumatology and Autoimmune diseases. Committed to Personalized Medicine, our …see mor



New Mexico State University
8 yrs

Bill and Sharon Sheriff Endowed Chair in Entrepreneurship
Aug 2018 – Present · 2 yrs 5 mos
El Paso, Texas Area

Bill and Sharon Sheriff Endowed Chair in Entrepreneurship
Aug 2018 – Present · 2 yrs 5 mos
Las Cruces, New Mexico

The chair in entrepreneurship was established by a 2013 gift of more than $1 million from business executive and NMSU alumnus Bill Sheriff and his wife, Sharon, who wanted to help th College of Business attract and reward faculty who would provide leadership and expertise in cultivating a spirit of entrepreneurship in New Mexico and develop resources to adva …see mor


NMSU College of Business names new…

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Cross Sector Leadership Fellow
Presidio Institute
Mar 2014 – Present · 6 yrs 10 mos
San Francisco Bay Area

With anchor partners the White House Office of Social Innovation and Civic Participation, Office of Personnel Management, and the Presidio Trust, the Cross Sector Leadership Fellows program develops leaders that can engage and collaborate to greater effect across business, government and non-profit sectors.

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Education



The University of Texas at El Paso
PhD - International Business, International Business Strategy, conferred PhD
2004 – 2012
Activities and Societies: Emerging markets research, strategy, qualitative and quantitative methods, economic development. Member of the Academy of Management, the Academy of

International Business and the Strategic Management Society. Also, member of the Management Doctoral Student Association, currently serving as the organization's president,

Dissertation: The Effect of Incubator Participation in Developed Market Direct Entry by Emerging Market Firms

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New Mexico State University
Non-degree, Non-degree course work
2006 – 2007



The University of Texas at El Paso
MBA, General
2003 – 2005

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